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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      Form N-8A

                             NOTIFICATION OF REGISTRATION
                        FILED PURSUANT TO SECTION 8(A) OF THE
                            INVESTMENT COMPANY ACT OF 1940

    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:    OAK ASSOCIATES FUNDS

Address of Principal Business Office (No. & Street, City, State, Zip Code):
         c/o CT Corporation
         2 Oliver Street
         Boston, Massachusetts  02109

Telephone Number (including area code):  1-888-462-5386

Name and address of agent for service of process:

David G. Lee                      Copy to:   John H. Grady, Jr. Esq.
c/o SEI Investments Company                 Morgan, Lewis & Bockius LLP
One Freedom Valley Road                     1800 M Street, N.W., 9th Floor
Oaks, Pennsylvania  19456                   Washington, D.C.  20036

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Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No
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Notice:  A copy of the Agreement and Declaration of Trust of Oak Associates
Funds is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.


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    Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on the 12th day of December, 1997.

              Signature:  OAK ASSOCIATES FUNDS


                         By: /s/ David G. Lee
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                             David G. Lee
                             President